UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

URBAN BARNS FOODS INC.
(Name of Issuer)

Class A Common stock, $0.001 par value per share
(Title of Class of Securities)

91704A105
(CUSIP Number)

RICHARD GROOME
1155 University Street, Suite 1310
Montreal, Quebec
Canada H3B 3A7
000-000-0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: Richard T. Groome I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_] Not applicable
3.	SEC USE ONLY :
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,000,000 Shares
	8.	SHARED VOTING POWER 1,600,000 Shares*
	9.	SOLE DISPOSITIVE POWER 21,000,000 Shares
	10.	SHARED DISPOSITIVE POWER 1,600,000 Shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,600,000 Shares.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.56%
14.	TYPE OF REPORTING PERSON IND
____________________
* Of the 22,600,000 shares of Class A common stock: (i) 1,000,000 shares are held of record by the Reporting Person; (ii) 20,000,000 shares are held of record by Notre-Dame Capital Inc., a private corporation in which the Reporting Person is the sole officer and director and thus has sole dispositive and voting power, and of which 15,000,000 of the 20,000,000 shares are held in escrow until the milestone is met of the introduction by the Reporting Person to the Issuer of a third party who invests a minimum of $1,000,000 Canadian Dollars; (iii) 1,500,000 shares are held of record by Roxy & Bear Investments Inc., of which the Reporting Person shares voting and dispositive power with his wife, Penelope H. Groome; and (iv) 100,000 shares are held of record by the two children of the Reporting Person who reside at home over which the Reporting Person does not have voting or dispositive control.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, the (“1934 Act”). Richard T. Groome is referred to herein as the “Reporting Person”.

Item 1.      Security and Issuer

The class of equity securities to which this statement relates is Class A common stock, at a par value of $0.001 per share (collectively, the “Shares”), of Urban Barns Foods Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7170 Glover Drive, Milner, British Columbia, Canada V0X 1T0.

Item 2.      Identity and Background (a) Name: This statement is filed by Richard T. Groome.

(b)      Residence or business address:

The business address of the Reporting Person is 1155 University Street, Suite 1310, Montreal, Quebec, Canada H3B 3A7

(c)      Present principal occupation and employment

The Reporting Person is a member of the Board of Directors of the Issuer.

(d)      Criminal proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)      Civil proceedings:

The Reporting Person has not been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:

Canada.

Item 3.      Source and Amount of Funds or Other Consideration

See Item 4 below. Not applicable as the Reporting Person disposed of shares of common stock of the Issuer pursuant to the sale to unrelated third party purchasers in a private transaction. The previous transactions reported on the Schedule 13D were not consummated as certain conditions subsequent did not occur.

Item 4.      Purpose of Transaction

Effective September 13, 2012, the Issuer entered into a three-year term executive service agreement with the Reporting Person (the "Executive Service Agreement"). In accordance with the terms and provisions of the Executive Service Agreement, the Reporting Person shall be retained in the capacity as a strategic marketing officer responsible for marketing the growth of the Reporting Person with primary or share responsibility for areas such as distribution channel management, pricing, market research and customer service. In accordance with the further terms and provisions of the Executive Service Agreement, the Corporation issued to the Reporting Person 20,000,000 shares of restricted Class A common stock of which 15,000,000 shares are being held in escrow until such time that the Reporting Person introduces to the Issuer a third party, either directly or indirectly, who invests a minimum of $1,000,000 CDN.

Effective October 16, 2012, the Reporting Person purchased pursuant to a subscription agreement an aggregate of 1,500,000 shares of Class A common stock at $0.01 per share, which are held of record by Roxy & Bear Investments Inc. of which the Reporting Person shares voting and dispositive power with his wife. The two children of the Reporting Person also acquired an aggregate of 100,000 shares of Class A common stock at $0.01 per share pursuant to a subscription agreement. The two children reside at home of the Reporting Person and the Reporting Person does not have voting or dispositive control.

Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer

(a)	As of October 16, 2012, the Reporting Person is the beneficial owner of an aggregate 22,600,000 shares of Series A common stock of the Issuer, of which: (i) 1,000,000 shares are held of record by the Reporting Person; (ii) 20,000,000 shares are held of record by Notre-Dame Capital Inc., a private corporation in which the Reporting Person is the sole officer, director and shareholder and thus has sole dispositive and voting power, and of which 15,000,000 of the 20,000,000 shares are held in escrow until the milestone is met of the introduction by the Reporting Person to the Issuer of a third party who invests a minimum of $1,000,000 Canadian Dollars; (iii) 1,500,000 shares are held of record by Roxy & Bear Investments Inc., of which the Reporting Person shares voting and dispositive power with his wife, Penelope H. Groome; and (iv) 100,000 shares are held of record by the two children of the Reporting Person who reside at home of which the Reporting Person does not have any voting or dispositive control. This represents 15.56% of the Issuer’s issued and outstanding shares.

(b)	As of October 16, 2012, the Reporting Person has the direct power to vote and direct the disposition of 21,000,000 Class A shares of common stock and the shared power to vote and direct the disposition of 1,000,000 shares of Class A common stock.

(c)	Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer’s securities, including common stock of the Issuer, within 60 days preceding the date hereof.

(d)	Not applicable.

(e)	The Reporting Person is the beneficial owner of more than 5% of the Issuer’s common shares as of October 16, 2012. .

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.      Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date; November 5, 2012	Richard T. Groome
/s/ Richard To Groome